Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067 ACN 112 202 883

Telephone:  +61 8 8274 2128    Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

Not for release to US wire services or distribution in the United States

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE - FEDERAL COURT APPROVES RE-DOMICILIATION AND LODGEMENT OF COURT ORDERS WITH ASIC

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (the “Company” or “Sundance”) is pleased to announce that the Federal Court of Australia (“Court”) has today (14 November 2019) made orders approving the scheme of arrangement in relation to the Company’s proposed re- domiciliation from Australia to the United States (“Scheme”), under which Sundance Energy Inc. (“Holdco”) will become the ultimate parent company of the Sundance group of companies following the implementation of the Scheme.

A copy of the Court’s orders was lodged with the Australian Securities and Investments Commission today and, as a result, the Scheme is now legally effective. A copy of the Court order is attached to this announcement. Sundance has applied to ASX to suspend quotation and trading of Sundance’s shares, with effect from the close of trading on ASX today.

Sundance shareholders who hold shares on the record date for the Scheme (7.00pm (Sydney time) on Tuesday, 19 November 2019) will be entitled to receive the Scheme consideration (in accordance with the terms of the Scheme as set out in Section 4.8 of the Scheme Booklet dated 1 October 2019 (“Scheme Booklet”)). The Scheme consideration will be paid to Scheme Shareholders (as defined in the Scheme Booklet) on the implementation date (Tuesday, 26 November 2019).

Any changes to the above dates will be announced by Sundance on ASX.

Federal Court of Australia
District Registry: New South Wales
Division: General	No: NSD1503/2019

IN THE MATTER OF SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883

Plaintiff

ORDER

JUDGE:	JUSTICE FARRELL

DATE OF ORDER:	14 November 2019

WHERE MADE:	Sydney

THE COURT ORDERS THAT:

1.                                      Pursuant to s 411(4)(b) of the Corporations Act 2001 (Cth) the scheme of arrangement made between the plaintiff and the holders of ordinary shares in the plaintiff in the form of Annexure E of the document which has been tendered and marked Exhibit 1 is approved.

2.                                      The plaintiff lodge with the Australian Securities and Investments Commission a copy of the approved scheme at the time of lodging a copy of these Orders.

3.                                      Pursuant to s 411(12) of the Corporations Act, the plaintiff is exempted from compliance with s 411(11) of the Corporations Act in relation to the scheme.

THE COURT NOTES THAT:

1.                                      The plaintiff and Sundance Energy Inc. will rely on the Court’s approval of the scheme for the purpose of qualifying for exemption from the registration requirements of the US Securities Act of 1933, provided for by section 3(a)(10) of that Act, in connection with the implementation of, and provision of consideration under, the scheme.

Date that entry is stamped: 14 November 2019

Prepared in the New South Wales District Registry, Federal Court of Australia

Level 17, Law Courts Building, Queens Square, Telephone 02 9230 8567

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with headquarters in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the US Securities and Exchange Commission available at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not for Release to US wire services or distribution in the United States

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

For more information, please contact:
United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell Chairman
Tel: +61 (0)418 834 957 or +61 8 8274 2128